Exhibit (a)(1)(D)

Form of confirmation email to eligible employees

Audience, Inc. (“Audience”) has received your Election Form, by which you elected to have some or all of your eligible options cancelled in exchange for new options (marked “Yes” in the table below) or declined to have some or all of your eligible options cancelled in exchange for new options (marked “No” in the table below), subject to the terms and conditions of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange” or the “Offer”), as follows:

Eligible options	Replacement options

Grant number	Award type	Grant date	Per share exercise price($)	Shares outstanding*	Shares vested*	Award type	Shares	Election
• Yes [o] No

*	As of February 5, 2013. If you exercise all or any portion of your eligible options during the offering period or the Offer is extended, the actual number of shares subject to your eligible options that will be outstanding and/or vested as of the expiration of the Offer and for which you would be eligible to receive new options in exchange may be different from the numbers indicated in the table above.

Please note that you must exchange the entire outstanding and unexercised portion of any particular eligible option that you choose to exchange.

If you change your mind, you may change or withdraw your election as to some or all of your eligible options by properly completing and signing a new Election Form and delivering it via the Offer website, by fax or email by 9:00 p.m., Pacific Time, on February 5, 2013 via the following:

Offer website: https://audience.equitybenefits.com

Fax: (650) 240-3548

Email: equitybenefits@audience.com

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Only documents that are complete, signed (electronically or otherwise) and actually received through the Offer website, by fax or email by the deadline will be accepted. Submitting documents by any other means, including by hand delivery, interoffice, or U.S. mail (or other post) and Federal Express (or similar delivery service) is not permitted. You should direct questions about this Offer to Luan Wilfong, our Vice President of Human Resources, at:

Audience, Inc.

440 Clyde Avenue

Mountain View, California 94043

Phone: (650) 254-2811

Email: equitybenefits@audience.com

Please note that our receipt of your Election Form is not by itself an acceptance of the eligible options for exchange. For purposes of the Offer, Audience will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when Audience gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. Audience’s formal acceptance of the properly tendered options is expected to take place upon expiration of the Offer.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (i) the Offer to Exchange; (ii) the Election Form; (iii) the Instructions Forming Part of the Terms and Conditions of the Offer; and (iv) the Agreement to Terms of Election. Requests for additional copies of these documents may be directed to Luan Wilfong, by phone at (650) 254-2811 or by email at equitybenefits@audience.com. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.